UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Lightsense Technology, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 28, 2014

Physical address of issuer
7080 N. Cathedral Rock Pl, Tucson, AZ 85718

Website of issuer
https://www.lightsensetechnology.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
3,527

Price (or method for determining price)
$7.09

Target offering amount
$25,000

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
 First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
January 29, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5
(5 Full-Time Employees, plus 5 Part-Time Employees)

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$50,850	$71,367
Cash & Cash Equivalents	$24,969	$71,367
Accounts Receivable	$16,549	$0
Short-term Debt	$517,279	$125,034
Long-term Debt	$0	$344,832
Revenues/Sales	$25,949	$0
Cost of Goods Sold	$2,040	$0
Taxes Paid	$0	$0
Net Income (Loss)	($69,896)	($199,495)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript(s)

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 27, 2021

Lightsense Technology, Inc.



Up to $1,070,000 of Series Seed Preferred Stock

Lightsense Technology, Inc. ("Lightsense Technology", "Lightsense", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities") under the Offering, as defined below, and a total of $2,000,000 in the Combined Offerings, as defined below. Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of $25,000 by January 29, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $750,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who complete the subscription process by January 14, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $999.69 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company website at: www.lightsensetechnology.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/lightsense

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management

concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Lightsense Technology, Inc. ("the Company") was incorporated on August 28, 2014 under the laws of the State of Delaware, and is headquartered in Tucson, Arizona.

The Company is located at 7080 N. Cathedral Rock Pl, Tucson, AZ 85718.

The Company's website is https://www.lightsensetechnology.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/lightsense and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Maximum amount of Series Seed Preferred Stock	$1,070,000
Purchase price per Security	$7.09
Minimum investment amount per investor	$999.69
Offering deadline	January 29, 2022
Use of proceeds	See the description of the use of proceeds on page 13 and 14 hereof.
Voting Rights	See the description of the voting rights on pages 15 and 18 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, pandemics and the like, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. Prospective purchasers should understand that there are various risks of investment, some of which may be both material as well as unknown or unforeseeable and purchasers should be able to afford to bear such risks, including, without limitation, the risk of losing the entire investment. Any business plans, executive summaries, presentations, or other reports furnished by the Company

may include "forward-looking statements" and represent opinions of the Company and not expressions of fact and you should not rely upon them as warranties or promises concerning future performance. Any statements (including, but not limited to, statements to the effect that we "believe", "expect", "anticipate", "plan", "are of the opinion" and similar expressions) that are not statements relating to historical matters should be considered forward-looking statements and should not be relied upon as factual, certain, or even likely.

Risks Related to the Company's Business and Industry

Development Stage Company. The Company is a development stage company without minimal operating history. There can be no assurance that the Company will be able to implement its business plan, raise sufficient capital to fund its necessary development, or achieve a level of operating revenues or income sufficient to enable the Company to continue as a going concern. It has few, if any, available commercial products today and its products in development require further research, development, testing, and regulatory clearances and are subject to the risks of failure inherent in the development of products based on new technologies. These risks include, but are not limited to, the possibilities that the Company's technology will (i) not be approved by regulatory agencies in the manner or with the level of effort predicted by the Company, (ii) be found to be ineffective or (iii) will be difficult to manufacture on a large scale or uneconomical to market or (iv) that third parties will market superior or equivalent products. There can be no assurance that the Company's research and development activities will result in any commercially viable products.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors may include major companies worldwide. Many of the Company's competitors may have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors may also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, and/or as a result of developing unknown competitive technologies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its products and/or services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Technological Uncertainty. As in many tech-related industries, the industry in which the Company operates is rapidly evolving, and it is expected to continue to undergo significant and rapid technological changes. Rapid technological development could result in actual and proposed products, services or processes becoming obsolete before the Company recovers a significant portion of its related research, development, and capital expenses. It is possible that a competitor will have a marketable product prior to any developed by the Company or will develop a product with an effectiveness that exceeds those of any of the Company's products or will attract customers to their product instead of the Company's proposed product.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity

surrounding such assertions could adversely affect its reputation and brand image. The Company also could be adversely affected if consumers in its principal markets lose confidence in the safety and quality of its products.

Creating, maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company may seek to create, maintain, extend, and expand its brand image through marketing investments, including advertising and customer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or its response to those restrictions, could limit its efforts to maintain, extend and expand its brand, products, or services. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine its customers' confidence, and reduce long-term demand for its products, even if the regulatory or legal action is unfounded or not material to its operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on its ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, its brands, or its products on social or digital media, whether or not valid, could seriously damage its brand and reputation. If the Company does not establish, maintain, extend, and expand its brand image, then its product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company conducts business in various areas related to many different possible industries, some of which could be in a heavily regulated area. If it fails to comply with any relevant laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. Any industry which is heavily regulated and closely scrutinized by federal, state, and local governments, and would have to follow comprehensive statutes and regulations which could govern the manner in which the Company provides and bills for certain services, and possibly collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of some of its future operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from the government programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

Key Employees. The Company will be dependent upon the availability of its senior executive officers and other key employees who will be responsible for overall management of the Company and the development and marketing efforts of the Company's technologies and products. A loss of any of such key persons could create significant

hardship for the Company and/or result in the Company having to issue additional equity incentives in order to attract and retain necessary replacements.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on its ability to maintain and continuously improve its quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on its business and its reputation.

The Company currently depends on a licensing agreement for the patent publications related to their product. The licensing agreement is exclusive and includes global rights. However, the licensor has the right to terminate or render the license nonexclusive if certain terms of the agreement are not meant, including reimbursement of certain patent expenses, reaching Company milestones including a financing event, and commercial sale of the product, or other diligence milestones. The Company must also provide licensor periodic reports as these diligence milestones are met, including their research, development, manufacturing, marketing, or sub-licensing activity. The Company has confirmed that the license agreement is in good-standing and is expected to remain so.

The Company currently holds certain license agreements for intellectual property and certain intellectual property; however, it may not be able to create or obtain intellectual property in the future that may be necessary or desirable to the success of the Company. The Company has certain patents, but such may not be sufficient to preclude others from creating technology that is substantially similar in its abilities or benefits. It has certain patents pending, but it is not certain that filing authorities will ultimately issue such patents. Its ability to obtain protection for new intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in its technology for which it has not yet filed any provisional or other filings, and the existence of any such prior art would bring the novelty of its technologies into question and could cause the pending patent applications to be rejected. To the extent it has performed any analysis for "prior art" on provisional patent filings, there can be no certainty that an examiner will not determine that such filings are precluded by "prior art." Further, changes in U.S. and foreign intellectual property law may also impact its ability to successfully prosecute its IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect its ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to the Company. It is also possible that the intellectual property rights of others will bar the Company from licensing its technology and bar it or its customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is subject to rapid technological change and dependence on new product development. Its industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Its success may also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that it will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on its business and results of operations. Also, to the extent one or more of its competitors introduce products and services that better address a customer's needs, its business would be adversely affected.

The Company's expenses will significantly increase as they seek to execute its current business model. Although the Company estimates that it has enough cash and inventory runway for the rest of the year, it will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has participated in Related Party Transactions. During 2015, 2019, 2020, and 2021, the Company issued Convertible Notes to several Related Parties, consisting of existing shareholders as well as counsel for the Company and directors and officers of the Company. The total number of Convertible Notes issued to Related Parties is six (6), totaling $152,516 of principal raised. These Convertible Notes are included in the Convertible Debt disclosure below.

The Company has outstanding Convertible Debt. The Company has outstanding Convertible Notes worth approximately $473,793 of principal. The convertible notes will likely convert into the Securities (depending on the amount of Securities sold) at a discount from the price paid by other investors in accordance with the terms of such Convertible Notes.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's current situation raises a doubt on whether the entity can continue as a going concern in the next twelve months, and its ability to continue is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to delay or reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global

economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, the Company's performance, and its financial results. It is possible that there could be another pandemic of the same or greater severity as that caused by COVID-19, which could likely have significant negative impacts on the business of the Company.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No Market for Securities. No public market for the Company's securities presently exists, it is unlikely that one will develop in the future and investors may find it impossible to liquidate an investment in the Company's Stock at a time when they may desire to do so.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 69.47% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed Preferred Stock may be subject to dilution. Purchasers of Series Seed Preferred Stock may have a right of first refusal to participate in future securities offerings of the Company. The Company may have an offering in the future that is limited to Accredited Investors only and purchasers of Series Seed that do not qualify may be prohibited from participating in such future financing. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues stock pursuant to a compensation or distribution reinvestment plan or otherwise issues additional stock, investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future equity issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that the Company will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, the Company may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related, or other reasons. In the event that it is unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity issued with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Lightsense Technology, Inc. was formed on August 28, 2014 in the state of Delaware. Lightsense is developing path-breaking technology platform for miniaturized spectrometers with the intent of becoming a leader in handheld, lightweight, inexpensive, and highly sensitive spectroscopy devices that analyze materials and molecules using light from the ultraviolet to the infrared, producing a detailed analysis ("optical fingerprint") enabling quick and inexpensive detection. Lightsense uses patented "Enhanced Photodetection Spectroscopy" (EPS), a radical new spectroscopy architecture, for chemical, molecular & pathogen identification. These devices can address critical analytical and detection problems in a wide range of large vertical markets in "Public Health", such as rapid detection of illicit drugs, rapid screening for viral/bacterial pathogens, and monitoring of air and water pollution.

Business Plan

Lightsense is developing novel spectrometer solutions to address critical problems in public health, including detection of opioids & illicit drugs, viral pathogens such as SARS-CoV-2 in saliva, and bacterial pathogens in the food supply. Lightsense's groundbreaking and patented Enhanced Photodetection Spectroscopy (EPS) platform is the basis for its development of handheld optical instruments for quickly and efficiently detecting viral and bacterial pathogens, rather than hours to days with standard PCR/DNA methods.

Lightsense is developing miniature spectrometers, covering UV through infrared, that will be able to serve a wide range of materials analysis applications. The miniature spectrometers also constitute building blocks for the radical new EPS multispectral architecture, where three or more mini-spectral engines are combined into one integrated instrument. The independent spectral outputs will be combined using multimodal data fusion and subject to artificial intelligence (machine learning) for pattern recognition and analytics. This is a potentially pathbreaking spectrometer platform with up to a million times higher sensitivity than what can be achieved with one spectroscopy.

Lightsense's focus is on using this new class of optical tools to solve major problems in public health, including detecting illicit drugs in the opioid epidemic, viral pathogens in the COVID-19 pandemic, and in healthcare, as well as detecting bacterial pathogens for food safety and beyond.

We believe that the EPS platform provides unprecedented sensitivity and accuracy for detecting and identifying viral pathogens against the complex background of a biological fluid.

DOD has awarded Lightsense an SBIR grant to further develop this radically new spectrometer architecture for detection of SARS-CoV-2 and other viral pathogens in saliva. Other grant applications to NIH to solve problems in point-of-care medical testing, and to DOD for detection of chem/bio WF agents, are also being prepared. We are in advanced discussions with strategic partners to bring our new solutions to market via their customer channels in specific market segments.

Litigation
None known.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% If Target Amount Raised	% If Closing Amount Raised	% If Maximum Amount Raised
Research & Development	50%	23%	29%
Inventory	0%	20%	18%
Sales & Marketing	0%	37%	25%
Patent Filings/Maintenance	0%	6%	4%
CAPEX	0%	7%	11%
General & Admin	50%	7%	13%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Terje Skotheim, Ph.D.	CEO (and on BOD)	Responsibilities for Lightsense Technology: To set and guide overall vision and execution of all areas of the company, from technology to product, and from research to revenue, and from team building to brand building and from investor management to executive management and corporate development, M&A and even cash flow and budgets-the leader of the company.

Bruce Berkoff	CMO (and on BOD)	Responsibilities for Lightsense Technology: To help set and execute all matters and procedures related to marketing (corporate, products, and brand), sales and business development, competitive dynamics, and other related areas as needed, as well as strategic roadmaps and pathways & possible partnerships, and product/market vision.
Wade Poteet, Ph.D.	CTO	Responsibilities for Lightsense Technology: To help set and execute all matters and procedures related to research & development of core technologies, and integrations with engineering efforts, and strategic roadmaps of relevant technologies, and other related areas as needed]
Joshua Nelson	VP Finance	Responsibilities for Lightsense Technology: To help set and execute all matters and procedures related to finance, accounting, compliance, IT and other operational issues as needed.
Gordon Davidson	Director (on BOD)	Responsibilities for Lightsense Technology: To help with government related business development efforts, as well as board oversight- to help ensure all shareholder interests are considered in strategic management and direction of the company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,439,571	Yes	N/A	100%	N/A
Convertible Notes	$473,793	Yes, if converted	Will convert into Series Seed Stock if sufficient shares are sold	N/A	N/A
Stock Option Plan	394,571	Yes, if exercised	N/A	N/A	N/A

The Company has the following debt outstanding:

The Company has outstanding Convertible Debt. The Company has outstanding Convertible Notes worth approximately $473,793 of principal. The convertible notes are convertible into the same class of stock as that sold in a Qualified Financing (gross proceeds of at least $2,000,000) at a discounted conversion price. The conversion price is equal to the lesser of (a) 60% of the price paid per share for Equity Securities by the investor in the Qualified Financing (gross proceed of at least $2,000,000) and/or (b) the price equal to the quotient resulting from dividing $5,000,0000 by the number of outstanding shares of common stock of the company immediately prior the Qualified Financing as defined in the Convertible Note.

Ownership

A majority of the Company is owned by one individual. That individual is the founder and CEO, Terje Skotheim.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below along with the amount they own.

Name	Number and type/class of security held	Percentage ownership prior to Offering
Terje Skotheim	1,000,000 Common Shares	69.47%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Lightsense Technology, Inc., ("the Company") was incorporated on August 28, 2014 under the laws of the State of Delaware, and is headquartered in Tucson, Arizona.

Lightsense is developing what it believes will be a path-breaking technology platform for miniaturized spectrometers making it a leader in handheld, lightweight, inexpensive, and highly sensitive spectroscopy devices that analyze materials and molecules using light from the ultraviolet to the infrared, producing a detailed analysis ("optical fingerprint") enabling quick and inexpensive detection. Lightsense uses patented "Enhanced Photodetection Spectroscopy" (EPS), a radical new spectroscopy architecture, for chemical, molecular & pathogen identification. These devices can address critical analytical and detection problems in a wide range of large vertical markets in "Public Health", such as rapid detection of illicit drugs, rapid screening for viral/bacterial pathogens, and monitoring of air and water pollution.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $116,000 in cash on hand as of August 31, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the immediate future other than scientific equipment, but will be making ongoing equipment purchases and capital investments as it moves into more traditional office and laboratory facilities in 2022, and additional future investments in the course of normal growth.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $12,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities to investors:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed Convertible Notes	2015 - 2021	Regulation D	Convertible Note	$473,793	Continuing working capital

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $750,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $999.69. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering. The Series Seed Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series Seed Preferred Stock in this offering.

For the Combined Offerings, investors who invest $50,000 or greater will be considered "Major Investors" under the Series Seed Preferred Stock Investment Agreement. Major Investors may be entitled to certain rights of first refusal not available to other purchasers.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends *pari passu* with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class together with the holders of common stock on an as-converted basis. So long as at least 25% of the initially issued shares of Preferred Stock (initially, only Series Seed) remain outstanding, certain matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to:

• alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
• increase or decrease the authorized number of shares of any class or series of capital stock;
• authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;

- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, voting on an as-converted-basis, together with holders of common stock, may elect one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
At any time at the option of the holder, shares of Series Seed Preferred Stock are convertible into such number of fully paid and nonassessable shares of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) as determined by dividing the Original Issue Price of the Series Seed Preferred Stock by the Conversion Price for the Series Seed Preferred Stock in effect at the time of conversion. The Conversion Price for the Series Seed Preferred Stock means the Original Issue Price, which initial Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Commons Stock, is subject to adjustment as provided in the Restated Certificate of Incorporation. Initially, each share of Series Seed Preferred Stock is convertible into one share of common stock.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or more are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is a right of first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder

As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if the securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons:

During 2015, 2019, 2020, and 2021, the Company issued Convertible Notes to several Related Parties, consisting of existing shareholders as well as legal counsel for the Company and directors and officers of the Company. The total number of Convertible Notes issued to Related Parties is six (6), totaling $188,793 of principal raised.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information

4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor who is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company and companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Terje Skotheim*

(Signature)

Terje Skotheim

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Terje Skotheim*

(Signature)

Terje Skotheim

(Name)

Chief Executive Officer

(Title)

October 27, 2021

(Date)

/s/ *Gordon Davidson*

(Signature)

Gordon Davidson

(Name)

Director

(Title)

October 27, 2021

(Date)

/s/ ***Bruce Berkoff***

_____

(Signature)

Bruce Berkoff

_____

(Name)

Chief Marketing Officer

_____

(Title)

October 27, 2021

_____

(Date)

Instructions.

    1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller, or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

    2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

LIGHTSENSE TECHNOLOGY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Lightsense Technology, Inc.
Tucson, Arizona

We have reviewed the accompanying financial statements of Lightsense Technology, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 29, 2021
Los Angeles, California

Lightsense Technology, Inc
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 24,969	$ 71,367
Account receivables, net	16,549	-
Inventories	9,332	-
Total current assets	**50,850**	**71,367**
Total assets	**$ 50,850**	**$ 71,367**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account Payables	$ 3,148	$ 17,519
Accrued interest on Convertible Notes	65,338	-
Current portion of Convertible Note	448,793	-
Shareholder Loan	-	107,516
Other current liabilities	-	-
Total current liabilities	**517,279**	**125,034**
Accrued interest on Convertible Notes	-	38,499
Convertible Note	-	306,333
Total liabilities	**517,279**	**469,866**
STOCKHOLDERS EQUITY		
Common Stock	11,200	10,000
Additional Paid in Capital	2,489	1,723
Retained earnings/(Accumulated Deficit)	(480,119)	(410,223)
Total stockholders' equity	**(466,429)**	**(398,499)**
Total liabilities and stockholders' equity	**$ 50,850**	**$ 71,367**

See accompanying notes to financial statements.

Lightsense Technology, Inc
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	25,949	$	-
Cost of goods sold		2,040		-
Gross profit		23,909		-
Operating expenses				
General and administrative		25,229		41,133
Sales and marketing		2,678		4,024
Research and development		44,060		123,142
Total operating expenses		71,967		168,300
Operating income/(loss)		(48,057)		(168,300)
Interest expense		26,839		31,196
Other Loss/(Income)		(5,000)		-
Income/(Loss) before provision for income taxes		(69,896)		(199,495)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(69,896)	$	(199,495)

See accompanying notes to financial statements.

Lightsense Technology, Inc

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount			
Balance—December 31, 2018	**1,000,000**	**$ 10,000**	**$ 1,335**	**$ (210,727)**	**$ (199,392)**
Shared-based compensation	-	-	388	-	388
Net income/(loss)	-	-	-	(199,495)	(199,495)
Balance—December 31, 2019	1,000,000	$ 10,000	$ 1,723	$ (410,223)	$ (398,499)
Issuance of Common Stock	120,000	$ 1,200			1,200
Sharebased Compensation	-	-	766	-	766
Net income/(loss)	-	-	-	(69,896)	(69,896)
Balance—December 31, 2020	**1,120,000**	**$ 11,200**	**$ 2,489**	**$ (480,119)**	**$ (466,429)**

See accompanying notes to financial statements.

Lightsense Technology, Inc
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(69,896)	$	(199,495)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shared Based Compensation		766		388
Changes in operating assets and liabilities:				
Account receivables, net		(16,549)		-
Inventories		(9,332)		-
Account Payables		(14,371)		17,519
Other current liabilities				(120)
Net cash provided/(used) by operating activities		**(109,382)**		**(181,708)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		1,200		-
Borrowing on Convertible Notes		169,299		187,528
Borrowing on Shareholder loan				50,132
Repayment of Shareholder loan		(107,516)		
Net cash provided/(used) by financing activities		**62,984**		**237,661**
Change in cash		(46,398)		55,952
Cash—beginning of year		71,367		15,415
Cash—end of year	**$**	**24,969**	**$**	**71,367**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	31,196
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Lightsense Technology, Inc. was formed on August 28, 2014 in the state of Delaware. The financial statements of Lightsense Technology, Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tucson, Arizona

Lightsense has developed a path-breaking technology platform for miniaturized spectrometers making it a leader in handheld, lightweight, inexpensive and highly sensitive spectroscopy devices that analyze materials and molecules using light from the ultraviolet to the infrared, producing a detailed analysis ("optical fingerprint") enabling quick and inexpensive detection. Lightsense uses patented "Enhanced Photoemission Spectroscopy" (EPS), a radical new spectroscopy architecture, for chemical, molecular & pathogen identification. These devices can address critical analytical and detection problems in a wide range of large vertical markets in "Public Health", such as rapid detection of illicit drugs, rapid screening for viral/bacterial pathogens, and monitoring of air and water pollution.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to spectrometers which are determined using an average method.

Income Taxes

Lightsense Technology, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its spectrometers

Cost of sales

Costs of goods sold include the cost of inputs used, packaging and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $2,678 and $4,024, which is included in sales and marketing expense.

Research and Development Costs

Lightsense Technology, Inc
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 29, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal

years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished goods	$ 9,332	$ -
Total Inventories	$ 9,332	$ -

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common shares class with par value $0.001. As of December 31, 2020, and December 31, 2019, 1,120,000 and 1,000,000 have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred shares class with par value $0.001. As of December 31, 2020, and December 31, 2019, zero shares have been issued and are outstanding.

5. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 5,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	265,000 $	-	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2019	265,000 $	0.01	6.41
Exercisable Options at December 31, 2019	216,250 $	0.01	6.41
Granted	129,571 $	0.01	
Execised	-		
Expired/Cancelled	-		
Outstanding at December 31, 2020	394,571 $	0.01	6.59
Exercisable Options at December 31, 2020	312,393 $	0.01	6.59

The weighted average fair value per share of restricted shares granted during fiscal years 2020 and 2019 was $766 and $388, respectively.

6. DEBT

Convertible Note(s)

The following are the details of the convertible notes:

Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
$ 80,000	8.00%	Fiscal year 2015	12/31/2021	6,400	6,400	80,000	-	80,000	6,400	6,400	-	$ 80,000	80,000
$ 10,000	8.00%	Fiscal year 2016	12/31/2021	800	800	10,000		10,000	800	800		$ 10,000	10,000
$ 60,000	6.00%	Fiscal year 2018	12/31/2021	28,682	28,682	60,000		60,000	3,600	3,600		$ 60,000	60,000
$ 156,333	6.00%	Fiscal year 2019	12/31/2021	295	295	156,333		156,333	9,380	9,380		$ 156,333	156,333
$ 142,461	6.00%	Fiscal year 2020	12/31/2021	2,137	2,137	142,461	-	142,461					
$ 448,794				$ 38,314	$ 38,314	$ 448,794	$ -	$ 448,794	$ 20,180	$ 38,499	$ -	$ 306,333	$ 306,333

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as 40% below the then-current per-share price of the company's common stock as established by the most nearly concurrent offering y company of its common stock. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (18,592)	$ (52,804)
Valuation Allowance	18,592	52,804
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (123,260)	$ (104,668)
Valuation Allowance	123,260	104,668
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $463,383 and the Company had state net operating loss ("NOL") carryforwards of approximately $463,383. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

During fiscal years 2015, 2019, and 2020, the Company entered into convertible notes as outlined in footnote 6. Some of the lenders are shareholders and officers. The following are the details:

Year	Related Party	Instrument Type	Amount	Nature
2015	Richard Kris	2015 Convertible Notes	$ 10,000	Shareholder
2019	Richard Kris	2019 Convertible Notes	$ 10,000	Shareholder
2020	Wade Poteet	2020 Convertible Notes	$ 37,300	Shareholder/Officer
2020	Gordon Davidson	2020 Convertible Notes	$ 42,507	Shareholder/Officer
2020	Terje Skotheim	2020 Convertible Notes	$ 27,709	Shareholder/Officer

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through August 29, 2021 the date the financial statements were available to be issued.

On January 25, 2021, there was the company issued convertible note in the amount of $25,000 to Richard Kris, one of the company's investors and current shareholder.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $480,119, an operating cash flow loss of $109,382 and liquid assets in cash of $24,969, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website



lightsense
TECHNOLOGY
Advanced Optical Pathogen Detection
Pathbreaking optical technology to solve critical problems in public health

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Lightsense Technology

Patented technology that uses light to detect pathogens for drug and disease detection

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$1,000	$12,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN LIGHTSENSE TECHNOLOGY

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://lightsensetechnology.com

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Company Highlights

- Recipient of a Phase I SBIR grant award from the Defense Logistics Agency of the U.S. Department of Defense
- Holds an exclusive license agreement for multiple granted patents on multi-spectral architecture for our enhanced spectrometers
- Achieved results demonstrating ability to detect and identify viruses in saliva with high sensitivity from limited company-conducted studies
- Strategic partnership signed under MOU with technical expert, Areté Associates, and others in discussion
- Developing technology platform for miniaturized spectrometers, aiming to be a leader in handheld, lightweight, inexpensive, and highly sensitive devices to analyze materials and molecules

Fundraise Highlights

- Total Round Size: US $2,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $12,000,000
- Target Minimum Raise Amount: US $750,000
- Offering Type: Side by Side Offering

Lightsense is developing novel spectrometer solutions to address critical problems in public health, including detection of opioids & illicit drugs, viral pathogens such as SARS-CoV-2 in saliva, and bacterial pathogens in the food supply.

Lightsense's Enhanced Photodetection Spectroscopy (EPS) platform is the basis that allows handheld optical instruments to detect viruses and bacteria in potentially a matter of minutes, rather than hours to days with standard PCR/DNA methods. The EPS tech IP is patented and licensed to Lightsense through exclusive agreements.

Lightsense is developing mini-spectrometers (UV through infrared light) that aim to serve a wide range of material analysis applications. The spectrometers can also constitute building blocks for EPS *multi-spectral* architecture, where three or more spectrometers are combined into one integrated instrument. The independent spectral outputs can be combined with *multimodal* data fusion and be subject to artificial intelligence (machine learning) technology for pattern recognition and analysis. This spectrometer platform has the potential to significantly increase the sensitivity attained by spectrometers.

Lightsense's focus is to use this class of optical tools to solve problems in public health and healthcare. The EPS platform has potential to provide increased sensitivity and accuracy when detecting and identifying viral pathogens against complex backgrounds of biological fluids. Targets include detecting illicit drugs (as in the opioid epidemic) and viral pathogens (as in the COVID-19 pandemic), and detecting bacterial pathogens in food safety. This can also be applied in drug manufacturing & QA.

The DLA (US DoD) awarded Lightsense an SBIR grant to further develop these spectrometers for detection of SARS-COV-2 and other viruses in saliva. Other grant applications are being submitted, including to the NIH for problems in point-of-care medical testing, and to the DoD for detection of chem/bio-warfare agents. We are in advanced discussions with strategic partners to bring our solutions to market via specific customer channels.

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Lightsense Spectrometry Solutions
Lightsense is developing miniature, handheld spectrometer platforms that aim to serve a wide range of materials analysis applications with performance comparable to laboratory instruments.
Our focus is on utilizing this new class of tools to help solve some major problems in public health, such as detecting illicit drugs in the opioid epidemic, detecting viral pathogens in the COVID-19 pandemic, and detecting bacterial pathogens in food safety.

Lightsense Solutions.

The Team

Founders and Officers



Terje Skotheim, Ph.D.

CHIEF EXECUTIVE OFFICER

Terje is a world-renowned scientist in physics and materials science. For more than 25 years, after a successful academic career, Terje has focused on bringing technologies from the laboratory to the product stage, including advanced MEMS technology, spectrometers & sensors, lithium batteries, biosensors, and high-power lasers. Terje is part of 70 patents, 5 patent applications, and more than 200 publications. He is a founder of several start-up companies. He holds a B.S. in Physics from MIT and a Ph.D. in Physics from UC Berkeley.



Bruce I. Berkoff

CHIEF MARKETING OFFICER

Bruce has a long history and wealth of global experience in the technology industry, having held key marketing (CMO) positions at several leading technology companies. Bruce is currently an Advisor/Mentor at SkyDeck Berkeley, EIR at Vonzos Partners, Chairman of the LCD TV Association, and a frequent advisor to various startups. He was also CMO at CBRITE, CMO/CSO at Applied Materials (AMA T)/AKT, and EVP CMO at LG Philips LCD, and others. Bruce holds undergraduate and graduate degrees in Physics and Biophysics from Princeton and UC Berkeley, respectively. He has been on the BoD of 5 public companies, including LG Display.



Wade Poteet, Ph.D.

CHIEF TECHNOLOGY OFFICER

With more than 30 years experience as a research physicist/engineer, Wade has emphasized system design and manufacturing of advanced instrumentation in optics, electro-optics, and detector technology from X-rays to the far infrared spectrum, including ultra-high precision devices and large telescopes. He has received recognition awards from NASA and has a B.S. and Ph.D. in Physics from the Virginia Polytechnic Institute.

Key Team Members



Richard Kris, Ph.D.

VP, Biotechnology



John Coates

VP, Optical Design



Michael Stanley

VP, Machine Learning



Kevin Harris

VP, Engineering



Michael Berman

VP, Manufacturing



Joshua Nelson

VP, Finance

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $750,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $7.09
Pre-Money valuation:	US $12,000,000
Option pool:	5.02%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of Shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Lightsense has set an overall target minimum of US $750,000 for the round, Lightsense must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Lightsense's Form C.
Regulation CF cap:	While Lightsense is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



If Maximum Amount Is Raised



- ● Research & Development
- ● Inventory
- ● Sales & Marketing
- ● Patent Filings/Maintenance
- ● CAPEX
- ● General & Admin

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Lightsense Technology's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $383,793
Closed Date	Jan 25, 2021
Security Type	Convertible Note
Valuation Cap	US $5,000,000

Pre-Seed	
Round Size	US $90,000
Closed Date	Oct 30, 2015
Security Type	Convertible Note

Market Landscape



Estimates and Projections for our Combined Target Markets: Drug Detection, Food/Beverage, and Health Point-of-Care (POC) (2016, 2021, 2026)

Lightsense's handheld and portable spectrometer platform aims to provide solutions for the challenge of identifying substances in complex markets demanding quick and accurate identification. Our spectrometers are lightweight, easy to use, accurate, as well as faster and less expensive than competing products. The patented (licensed), miniaturized, multi-spectral architecture has the potential to open brand new applications for spectroscopy.

Lightsense's initial target markets include:

Illicit Drug Detection: The rate of drug overdoses in the US accelerated in 2020, with more than 93K deaths from drug overdoses, mostly from opioids such as fentanyl. Methamphetamine also remains problematic. Lightsense's point-and-shoot handheld optical scanners are designed to detect major illicit drugs (like meth, fentanyl, heroin, cocaine) with sensitivity and accuracy.

Pathogen Detection: In detecting viruses, like coronavirus, there is a critical need for tools to provide real-time results at places like airports, stadiums, schools, etc. Current technology can be slow & expensive. Lightsense solutions are simple, fast, and low-cost. Early tests indicate our tech takes ~1 minute and can cost less than $5 per use.

Other markets we believe are suited for our solutions include **food safety** (bacterial pathogens), **pharmaceutical manufacturing** (bacterial contamination), and **doctors' offices & hospitals** (viral/bacterial disease).

We project our hardware to cost between $5K and $20K, and to outperform more expensive competing products. We project additional revenue from software (SaaS subscriptions) and disposable sample holders (razorblade model). Our target markets are also expected to grow.

Markets & Values:

Drug detection: $200M (2016), $500M (2021), $750M (2026)

Food/Beverage: $7B (2016), $10B (2021), $15B (2026)

Health POC: $15B (2016), $25B (2021), $100B (2026)

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors may include major companies worldwide. Many of the Company's competitors may have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors may also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, and/or as a result of developing unknown competitive technologies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its products and/or services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect its reputation and brand image. The Company also could be adversely affected if consumers in its principal markets lose confidence in the safety and quality of its products.

The Company is a development stage company. The Company is a development stage company not without minimal operating history. There can be no assurance that the Company will be able to implement its business plan, raise sufficient capital to fund its necessary development, or achieve a level of operating revenues or income sufficient to enable the Company to continue as a going concern. It has few if any available commercial products today and its products in development require further research, development, testing, and regulatory clearances and are subject to the risks of failure inherent in the development of products based on new technologies. These risks include, but are not limited to, the possibilities that the Company's technology will (i) not be approved by regulatory agencies in the manner or with the level of effort predicted by the Company, (ii) be found to be ineffective or (iii) will be difficult to manufacture on a large scale or uneconomical to market or (iv) that third parties will market superior or equivalent products. There can be no assurance that the Company's research and development activities will result in any commercially viable products.

Creating, maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company may seek to create, maintain, extend, and expand its brand image through marketing investments, including advertising and customer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or its response to those restrictions, could limit its efforts to maintain, extend and expand its brand, products, or services. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine its customers' confidence, and reduce long-term demand for its products, even if the regulatory or legal action is unfounded or not material to its operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on its ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, its brands, or its products on social or digital media, whether or not valid, could seriously damage its brand and reputation. If the Company does not establish, maintain, extend, and expand its brand image, then its product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Technological Uncertainty. As in many tech-related industries, the industry in which the Company operates is rapidly evolving, and it is expected to continue to undergo significant and rapid technological changes. Rapid technological development could result in actual and proposed products, services or processes becoming obsolete before the Company recovers a significant portion of its related research, development, and capital expenses. It is possible that a competitor will have a marketable product prior to any developed by the Company or will develop a product with an effectiveness that exceeds those of any of the Company's products or will attract customers to their product instead of the Company's proposed product.

The Company conducts business in various areas related to many different possible industries, some of which could be in a heavily regulated area. If it fails to comply with any relevant laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. Any industry which is heavily regulated and closely scrutinized by federal, state, and local governments, and would have to follow comprehensive statutes and regulations which could govern the manner in which the Company provides and bills for certain services, and possibly collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of some of its future operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from the government programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

Key Employees. The Company will be dependent upon the availability of its senior executive officers and other key employees who will be responsible for overall management of the Company and the development and marketing efforts of the Company's technologies and products. A loss of any of such key persons could create significant hardship for the Company and/or result in the Company having to issue additional equity incentives in order to attract and retain necessary replacements.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on its ability to maintain and continuously improve its quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on its business and its reputation.

The Company currently depends on a licensing agreement for the patent publications related to their product. The licensing agreement is exclusive and includes global rights. However, the licensor has the right to terminate or render the license nonexclusive if certain terms of the agreement are not meant, including reimbursement of certain patent expenses; reaching Company milestones including a financing event, and commercial sale of the product, or other diligence milestones. The Company must also provide licensor periodic reports as these diligence milestones are met, including their research, development, manufacturing, marketing or sub-licensing activity. The Company has confirmed that the license agreement is in good-standing and is expected to remain so.

The Company currently holds certain, license agreements for intellectual property; however it may not be able to create or obtain intellectual property in the future that may be necessary or desirable to the success of the Company. The Company has certain patents licensed to the Company through exclusive agreements, but such may not be sufficient to preclude others from creating technology that is substantially similar in its abilities or benefits. It has certain patents pending, but it is not certain that filing authorities will ultimately issue such patents. Its ability to obtain protection for new intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in its technology for which it has not yet filed any provisional or other filings, and the existence of any such prior art would bring the novelty of its technologies into question and could cause the pending patent applications to be rejected. To the extent it has performed any analysis for "prior art" on provisional patent filings, there can be no certainty that an examiner will not determine that such filings are precluded by "prior art." Further, changes in U.S. and foreign intellectual property law may also impact its ability to successfully prosecute its IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect its ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to the Company. It is also possible that the intellectual property rights of others will bar the Company from licensing its technology and bar it or its customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is subject to rapid technological change and dependence on new product development. Its industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Its success may also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that it will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on its business and results of operations. Also, to the extent one or more of its competitors introduce products and services that better address a customer's needs, its business would be adversely affected.

The Company's expenses will significantly increase as they seek to execute its current business model. Although the Company estimates that it has enough cash and inventory runway for the rest of the year, it will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has participated in Related Party Transactions. During 2015, 2019, 2020, and 2021, the Company issued Convertible Notes to several Related Parties, consisting of existing shareholders as well as counsel for the Company and directors and officers of the Company. The total number of Convertible Notes issued to Related Parties is six (6), totaling $152,516 of principal raised. These Convertible Notes are included in the Convertible Debt disclosure below.

The Company has outstanding Convertible Debt. The Company has outstanding Convertible Notes worth approximately $473,793 of principal. The convertible notes are convertible into common or preferred stock at a conversion price on the Maturity date. For a portion of the Convertible Notes worth $90,000 of principal, the Notes are convertible into common stock of the Company at a conversion price equal to 60% of the fair market price per share of the common stock. The remaining portion of the Convertible Notes worth $383,793 of principal, the Convertible Notes are convertible into preferred or common stock, a a conversion price equal to the lesser of (a) 60% of the price paid per share for Equity Securities by the investor in the Qualified Financing (gross proceed of at least $2,000,000) and (b) the price equal to the quotient resulting from dividing $5,000,0000 by the number of outstanding shares of common stock of the company immediately prior the Qualified Financing as defined in the Convertible Note.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's current situation raises a doubt on whether the entity can continue as a going concern in the next twelve months, and its ability to continue is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to delay or reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, the Company's performance, and its financial results. It is possible that there could be another pandemic of the same or greater severity as that caused by COVID-19, which could likely have significant negative impacts on the business of the Company.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Lightsense Technology's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Lightsense Technology's Form C

Data Room

NAME	LAST MODIFIED	TYPE
﹀ ▢ Financials (3 files)	Jun 10, 2021	Folder
﹀ ▢ Fundraising Round (1 file)	Jun 10, 2021	Folder
﹀ ▢ Investor Agreements (1 file)	Jun 10, 2021	Folder
﹀ ▢ Miscellaneous (4 files)	Jun 10, 2021	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Lightsense Technology

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Lightsense Technology. Once Lightsense Technology accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Lightsense Technology in exchange for your securities. At that point, you will be a proud owner in Lightsense Technology.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?
Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Lightsense Technology has set a minimum investment amount of US $1,000.
Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Lightsense Technology does not plan to list these securities on a national exchange or another secondary market. At some point Lightsense Technology may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Lightsense Technology either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Lightsense Technology's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Lightsense Technology's Form C. The Form C includes important details about Lightsense Technology's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck

Advanced Optical Pathogen Detection

Pathbreaking optical technology to solve critical problems in public health



lightsense
TECHNOLOGY

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

lightsense TECHNOLOGY

Critical Issues in Public Health

Viral Pathogens


Bacterial Pathogens


Opioid Epidemic


Problems:

- Rapid and low-cost virus surveillance for public venues not available

- Rapid multi-virus & bacteria test needed for doctor's office

- Real-time, on-site tests for pathogens critical for safety of food supply chain

- Rugged, in-the-field detector for illicit drugs by law enforcement is needed

How Lightsense Spectrometers Work

Spectroscopy: Science of using light of many wavelengths to analyze objects or chemical compounds

Light energy *interrogates* the molecule of interest and produces a spectral response

The unique emission spectrum is compared to a pre-determined signature in a Cloud database



Light Source

Emission spectrum characteristic of the compound studied



Spectrometer

Spectrum

Lightsense has Demonstrated Experience in Mini-Spectrometer Design

Track record:
Lightsense team has designed over 90 miniaturized spectrometers

Standard Spectrometer



Proprietary Miniature Spectrometer Designs

Miniaturized Spectrometers



Product:
UV Fluorescence/UV Reflection

Advanced Prototype:
UV-VIS Absorption

Prototype:
Mid-IR Spectrometer

Design stage:
Fourier Transform IR (FTIR)

Top View

20mm


lightsense
TECHNOLOGY

Multi-Spectral Architecture: Challenging Traditional Testing Methods


Machine learning is effective for analyzing complex spectra and databases

Enhanced Photodetection Spectroscopy (EPS)

- Examines objects from multiple spectroscopic perspectives
- Integrates optical engines of three or more spectrometers
- Applies data-fusion to spectral outputs and machine learning for detection and analysis
- Dramatic enhancement in sensitivity and specificity – up to 10^6 times
- Detects and analyzes compounds and features otherwise not detectable

lightsense TECHNOLOGY

Enhanced Photodetection Spectroscopy Can Provide Ultra-Precise Detection

A multispectral instrument that merges data from 3 or more spectroscopies and applies machine learning to analyze spectral output can provide dramatic enhancement in sensitivity and specificity



DrugDetect

Spectrometer-1

Spectrometer-2

Top
View
20mm

Spectrometer- 3

Integrate 3 or more mini-spectrometer optical engines → Apply data fusion to the independent spectral outputs → Use machine learning to analyze fused spectral output

Multispectral Hardware | Software | Analytics

lightsense TECHNOLOGY

Machine Learning is a Critical Feature of Enhanced Photodetection Spectroscopy

- Machine Learning algorithms can detect patterns otherwise not visible and predict outcomes
- EPS spectra contain large amounts of data which are aggregated in Cloud databases
- Predictive analytics monetizes databases as new subscription services



Input spectra

Data fusion

Machine learning

- Cloud Database
- Predictive models
- Subscription services



Lightsense Technology Solutions

Working towards full AI integration to allow for better applications across all applicable markets



Where We Are

Where We're Going

Core Technology
- Optical Systems Design
- Spectrometer Platform

Instruments
- Multispectral Systems

Applications
- Machine Learning

Data
- Predictive Analytics
- Cloud Environment

User Value
- Subscription services (SaaS)

lightsense
TECHNOLOGY

Selected Markets – TAM

Lightsense Technology aims to address large and growing billion-dollar markets

Illicit Drug Detection

Handheld Detector (SAM):	$ 435 M
War on Drugs – Federal:	$25 B
War on Drugs – State/Local:	$26 B
Law enforcement	
No of Agents:	1,345,000
Hospital Narcotics Control	
No US Hospitals:	6,200

Bacterial Pathogen
Current Testing Market

Pharma manufacturing:	$20 B
Personal care:	$8.5 B
Food supply chain:	$7.9 B
Livestock disease monitor:	$11.3 B
Beverage industry:	$2.2 B

Healthcare (TAM)

COVID-19 testing (2020):	$10-$20 B
Bacterial vs viral test, current:	$3 B
POC diagnostics (2017):	$13 B
POC diagnostics (2027 est.):	~$80 B

Plans to Address 3 Different Verticals

One Technology Platform Could Address 3 Different Verticals

1 Detection of illicit drugs in the field

2 Detection of viral pathogens causing human disease (incl. Covid-19)

3 Detection of bacterial pathogens in food supply

lightsense
TECHNOLOGY

1 Lightsense Optical Scanner to Detect Illicit Drugs

Real-time detection and identification in-the-field





- Point-and-Shoot, one button, easy to use
- Highly accurate test results in seconds
- Detects methamphetamine on surfaces: skin, fabric, plastics, wood, metals, masonry
- Detects through plastic and glass
- Detects <1% Meth disguised in mixtures
- Proven in the field, tested by Law Enforcement
- Size of a smartphone, fits in a pocket
- Detectors for fentanyl, cocaine, and heroin will be launched in 2022

First Spectroscopy Product
Recently Launched



DrugDetect
DrugDetect - M1
lightsense

DrugDetect – M1
Methamphetamine Detector

Patent protected
& exclusively licensed
to Lightsense



Breakthrough: Lightsense Spectrometer Detects Viruses in Saliva

Enhanced Photodetection Spectroscopy (EPS), the multispectral technology pioneered by Lightsense, can detect and identify viral pathogens in saliva with high sensitivity and accuracy.



Example of data fusion and machine learning applied to EPS spectral output to identify 6 different viruses in saliva including SARS-CoV-2 (Covid-19)



2nd dimension

1st dimension

COV2
NL63
OC43
INF-A
INF-B
RSV

Results from limited study conducted by Lightsense, for Department of Defense project on Covid-19 detection



Potential Applications of Virus Identification in Saliva

- Provide rapid testing to control viral pandemics – Covid-19

- Analytical tool to identify future viral pandemics and other viral diseases (e.g. Ebola)

- Provide rapid pandemic tests at public venues, e.g. airports, cultural & sporting events

- Determine viral vs. bacterial infection in doctors' offices by analyzing saliva in order to improve care and reduce inappropriate use of antibiotics for viral disease

- Detect viral disease in livestock barns, e.g. African Swine Fever virus

- Can identify live vs. inactive viruses, which current PCR instruments cannot do today, with significant implications for diagnostics and medical research

- EPS aims to be future-proof, using Machine Learning to identify signatures of new viruses

3

Bacterial Pathogen Detection



FOOD SAFETY

- Food recalls due to bacteria are on the rise
- Diagnostic tools are slow and off-site
- Takes months to verify the source of an outbreak, growing financial risk
- We believe the Lightsense instrument has the potential to reduce pathogen testing from 3 days to 1 min
- Can help reduce number and severity of outbreaks, reducing financial loss

PHARMA MANUFACTURING

- Detection of bacteria with traditional culturing method takes 4-7 days
- Can result in loss of an entire week's production output
- The Lightsense optical scanner is designed to provide detection in minutes, which can result in large avoided losses of production output



lightsense TECHNOLOGY This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Intellectual Property and Validation

- Lightsense owns or has exclusive rights to the patents and IP necessary for its business

- The Lightsense patent portfolio includes:

  - 5 recently filed patent applications on spectrometer platforms

  - 3 issued patents on UPRS and EPS spectrometer designs, exclusively licensed

  - 2 issued patents on MEMS technology, exclusively licensed

  - Multiple additional applications in preparation

  - Deep and extensive expertise within the Company and a world-wide network of high-level specialists in all fields required for multi-spectral technology

  - Lightsense principals have collectively 180 issued patents on multiple technologies

Management Team - Decades of Experience



Track record building and commercializing novel technologies

Terje Skotheim PhD
Founder & CEO
Multiple startups and technologies; Nat'l labs; MIT & UC Berkeley



Wade Poteet PhD
CTO
Optical instrument design; telescope design; faculty U of AZ



Bruce I. Berkoff
CMO
CMO/EVP & BOD of LG Display, Philips, AMAT, Princeton & UC Berkeley



Michael Berman
VP Manufacturing
AMD, LSI Logic and Sematech



Michael Stanley
VP Machine Learning
Motorola, Freescale, NXP Semiconductor



John Coates PhD
VP Optical Instrument Design
Perkin-Elmer, Nicolet



Richard Kris PhD
VP Biomedical Applications
Diagnostics; Faculty NYU Med School and UA Pharmacology; Selectide



Kevin Harris
VP Engineering
Electronics and engineering; design; hardware & software; manufacturing



Joshua Nelson
VP Finance
Financial and organizational mgmt



Partner Institutions



The University of Arizona
College of Optical Sciences
Optical design and Pathogen Research



Arizona State University
Engineering | SENSIP
AI/Machine Learning Image Processing

lightsense TECHNOLOGY

Projected Financial Performance

- Raising priced round for cash need for growth
- Launch basic products in 2021 and early 2022
- Fast ramp through 2022 and beyond



PROJECTED USE OF FUNDS
25%
20%
25%
5%
10%
15%
1 R&D
2 Build Inventory
3 Sales & Marketing
4 Patent Filing
5 CAPEX
6 G&A/Reserve



($000s)
Financial Projections
60,000
50,000
40,000
30,000
20,000
10,000
0
(10,000)
2021
2022
2023
2024
2025
2026
Revenue
EBITDA

($000s)	2021	2022	2023	2024	2025	2026
Revenue	262	1,249	7,205	18,306	31,275	52,253
EBITDA	(498)	(782)	813	7,474	15,071	29,460

lightsense TECHNOLOGY

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Summary: Redefining Spectroscopy

Lightsense has developed a patented (via an exclusive license) multispectral technology platform that can redefine spectroscopy and provide a new generation of spectroscopic tools for analyzing materials and biological systems

Provides unique solutions to intractable problems in public health

Innovative differentiated products planned: SaaS and disposables revenue paths

Early traction has been achieved in high-growth markets

Lightsense has a strong and experienced management team

We believe we've established barriers to entry – tested early products to reduce technical risk

Unique science, know-how, and foundational IP granted through exclusive licenses

Thank You!





VISIT US:

www.lightsensetechnology.com

Appendix

A Visual Analog to Illustrate Multi-Spectral Architecture:

Examining objects from multiple spectroscopic perspectives

Objective:

Identify a complex object in a multi-component solution, such as bodily fluids



Target Object

Using a single spectroscopy:

A visual analog might be a diffuse shadow (2-D) of the object, indistinguishable from other components of the solution.



Two-spectroscopy analysis:

Could be considered analogous to adding stereoscopic vision that brings out the 3-D nature of the object.



Three-spectroscopy analysis:

Analogous to revealing detailed structure (“color” and “texture”) that identifies the target object (e.g., Coronavirus).



lightsense TECHNOLOGY

22

Law Enforcement Testimonials on DrugDetect-M1



"The Lightsense single-mode meth detector fills a niche of customers looking to find greater accuracy than wet chemistry kits with ease of use. This point-and-shoot meth detector has the ability to detect up to three or four mixtures and fillers down to less than 1%. No gathering samples, just shoot the laser through clear plastic or paper containers.

Having a tool like this that is light weight and budget-friendly will certainly help to advance the Law Enforcement mission. "

Milton Tyrrell
25-year DEA veteran, Washington DC

"As a member of law enforcement, I know we are always looking for better tools and technology to help us keep our community safe, and the new DrugDetect-M1 from Lightsense Technology is an awesome device to help enable us to locate and identify methamphetamines and their area of use, quickly, easily, and safely. It's a lightweight, portable and easy to use little box about the size of a mobile phone, and I believe this could really help us in our battle with illicit drug activity."

Sergeant Patrick Hilliker
22-Year veteran of the Pima County Sheriff's Department in Tucson, AZ

lightsense TECHNOLOGY

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Competition – Illicit Drug Detection

- Current standard: TruNarc [Thermo Fisher]
- Raman signals can be weak, with low sensitivity
- Adulterated samples may produce erroneous results
- Lightsense DrugDetect-M1 can have higher sensitivity
- Can detect <1% Meth in mixtures
- TruNarc price up to 4x higher than Lightsense

TruNarc
Raman Spectrometer





EXHIBIT E
Video Transcript(s)

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